Fortuna Completes Acquisition of Goldrock Mines Corp.

Vancouver, July 28, 2016: Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) (NYSE: FSM) (TSX: FVI) and Goldrock Mines Corp. (“Goldrock”) (TSX-V: GRM) are pleased to report that Fortuna has completed its previously announced acquisition of all of the issued and outstanding shares of Goldrock (“Goldrock Shares”) by way of plan of arrangement (the “Arrangement”). Goldrock is now a wholly-owned subsidiary of Fortuna.

Pursuant to the Arrangement, Goldrock shareholders received 0.1331 of a common share of Fortuna (each whole share, a “Fortuna Share”) for each Goldrock Share held. Additionally, outstanding warrants to purchase Goldrock Shares are now exercisable for Fortuna Shares based on the same exchange ratio.

The Arrangement was approved by the Supreme Court of British Columbia in its final order dated July 26, 2016. The Arrangement remains subject to final approval by the Toronto Stock Exchange, the New York Stock Exchange and the TSX Venture Exchange (the “TSX-V”).

The delisting of the Goldrock Shares from the TSX-V is expected to occur at the close of business on or about July 28, 2016 and applications will be made for Goldrock to cease being a reporting issuer in the applicable jurisdictions.

Full details of the Arrangement are set out in Goldrock’s management information circular dated June 17, 2016, which is filed under Goldrock’s SEDAR profile at www.sedar.com.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico. The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

About the Lindero Gold Project

Goldrock is the 100% owner of the Lindero gold deposit located in Salta province, northwestern Argentina. Goldrock has been granted permits by the Salta provincial government for the development of Lindero as an open pit, heap leach gold mine. In addition, Goldrock has received formal public declaration of support for the Lindero development by the provincial government, recognizing Lindero as the priority development project for Salta province.

ON BEHALF OF THE BOARD OF FORTUNA	ON BEHALF OF THE BOARD OF GOLDROCK

Jorge A. Ganoza	Paul Matysek
President, CEO and Director	President, CEO and Director
Fortuna Silver Mines Inc.	Goldrock Mines Corp.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward looking Statements

This news release contains forward looking statements that constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements with respect to the anticipated benefits of the acquisition of Goldrock and the Lindero Project by the Company; the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”,  “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, risks related to the integration of acquisitions; changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the Company’s plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.